UniCredit Group

File No. 82 - 3185

09047163

SEC Mail Processing Section

OCT 14 2009

Washington, DC
110

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

SUPPL

Milan, October 12th , 2009

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Extraordinary Shareholders Meeting of UniCredit, was be published in the Official Gazette of the Italian Republic on October 10th , 2009.

The above Notice was also published in the "La Repubblica", (Italian edition) , in the "Financial Times" (European edition), in the "Frankfurter Allgemeine Zeitung" (German edition) on October 10th 2009.

With kindest regards, we remain,

Yours faithfully,

UniCredit S.p.A.
Direzione Generale

Shareholder Relations

mz

10/21

UniCredit

UniCredit S.p.A. - Registered Office in Rome - Via A. Specchi, 16 - Head Office in Milan – Piazza Cordusio; Registered with the Roma Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredit Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € € 8.389.869.514,00, fully paid up.

CONVENING OF SHAREHOLDERS MEETING (*)

The shareholders of UniCredit are hereby convened to an Extraordinary Shareholders' Meeting to be held at the company's registered office on November 13, 2009 at 6:00 pm in Palazzo de Carolis, entrance Via A. Specchi, 16 Rome, and, if necessary in second call, on November 14, 2009 at 9:00 am in the same location. If the necessary quorum is not reached, the Shareholders' Meeting is convened in third call **on November 16, 2009 at 11:00 am in Viale Umberto Tupini, 180 Rome**, to discuss and to resolve on the following

AGENDA

- Capital increase by way of contribution in cash for a total maximum amount of EUR 4,000,000,000, including any share premium, to be carried out in one or more tranches, through the issuance of ordinary shares providing for regular beneficial ownership to be pre-emptively offered to existing shareholders holding ordinary shares and to holders of saving shares of the company, pursuant to article 2441 of the Italian civil code; related and subsequent resolutions.

The Directors' report on the above item will be filed by October 29, 2009 with the company's registered office, the Head Office as well as Borsa Italiana S.p.A. and made available on the company's website at www.unicreditgroup.eu. Shareholders may obtain copy of such documentation at their own expense.

Pursuant to Section 12 of the Company's Articles of Association and Section 3 of its Shareholder Meeting Regulations, meetings may be attended by the holders of ordinary shares who display a copy of the notification that Monte Titoli (the Centralized Administration Services) participants issued to the Company and which, in compliance with applicable law, are obliged to make available to them. It should be noted that, in accordance with Section 12 of the Company's Articles of Association, the Company must receive the notification sent by Monte Titoli participants at least two working days prior to the date set for any of the calls of the Meeting.

Shareholders wishing not to attend personally can be represented by a proxy (more than one proxy for the same shareholder is not permitted). As provided for by Section 13 of the Company's Articles of Association, "except where otherwise governed by current laws on proxy voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to Section 2372 of the Italian Civil Code. As proxy form the one inserted at the bottom of the copy of the notification issued by Monte Titoli participants may also be used.

We inform that n° 16,755,500,045 ordinary shares are issued and each one represents one vote with the exception of no° 476,000 treasury shares and no. 967,564,061 with right of usufruct in favour of UniCredit S.p.A.

Dieter RAMPL

(CHAIRMAN OF THE BOARD OF DIRECTORS)

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.

(*) Convenience translation: the present translation is provided for information purposes only.